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July 27, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Folake Ayoola

RE:	FXCM Inc.
Registration Statement on Form S-3
Filed July 12, 2016
File No. 333-212489

Ladies and Gentlemen:

On behalf of FXCM Inc. (the “Company”), we submit the following response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2016 with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on July 12, 2016 (the “Registration Statement”).

The response below is prefaced by the text of the Staff’s comment in bold text. The Company has filed today a revised Registration Statement that reflects the response below. For your convenience, we are delivering to you a hard copy of this revised Registration Statement, which has been marked to show changes from the version submitted on July 12, 2016.

General

1.	It does not appear that you meet the transaction requirements under General Instruction I.B.1 of Form S-3 because your aggregate market value within 60 days prior to the date of filing the Form S-3 appears to be less than $75 million. Please explain to us how you are eligible to use Form S-3. Alternatively, please amend your registration statement on an appropriate form.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS
DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES • MADRID
MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH
SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

United States Securities and Exchange Commission

July 27, 2016

Response:

The Company is eligible to use Form S-3 pursuant to General Instruction I.B.6 of Form S-3. The Company has revised the front cover of the prospectus included within the Registration Statement to show the calculation of the aggregate market value of its outstanding common equity and to state that it has not offered any securities pursuant to General Instruction I.B.6. during the prior 12 calendar months.

* * * * * * *

The Company believes that the information contained in this response letter, together with the disclosure in the revised Registration Statement, is responsive to the Staff’s comment. Should you have any questions, please contact me at (212) 326-3430 or bdolgonos@jonesday.com.

Thank you for your continued assistance. We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	David S. Sassoon, General Counsel and Secretary, FXCM Inc.